

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 16, 2017

Robert J. D'Loren
Chief Executive Officer
XCel Brands, Inc.
1333 Broadway, 10th Floor
New York, NY 10018

> **Re: XCel Brands, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 10, 2017**
> **File No. 333-216009**

Dear Mr. D'Loren:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please advise us as to the basis upon which you are eligible to register on Form S-3 at this time. Refer to General Instruction I.A.3(b) of Form S-3. In this regard, we note that the Form 8-K providing Item 5.07 disclosure of the voting results of the annual stockholder meeting held on September 13, 2016 was not filed until September 23, 2016. General Instruction B to Form 8-K requires the current report to be filed within four business days, and Instruction 1 to Item 5.07 states that the four-day period begins to run "on the day on which the meeting ended." See also Question 121A.01 of the Compliance and Disclosure Interpretations for Form 8-K.

2.   Please tell us whether you intend to provide audited financial statements for the year ended December 31, 2016 prior to requesting effectiveness of the registration statement. Alternatively, provide us with an analysis as to why the company is not required to file these financial statements. Please refer to Item 8-08(b) of Regulation S-X.

Robert J. D'Loren
Chief Executive Officer
February 16, 2017
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Robert J. Mittman, Esq.
       Blank Rome LLP